

News Release – June 15, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: June 15, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On June 14, 2006, Jan A Vestrum, President and Chief Executive Officer of Crew entered into a forward contract for the purchase of 400,000 shares in Crew at NOK 9.35. The expiry date of the contract is September 12, 2006.

Mr Vestrum's total exposure is 9,999,042 Crew shares, including common shares, convertible bonds, forward contracts and options.

Jan A Vestrum
President & CEO